FINDIT, INC.

5051 Peachtree Corners Circle, #200

Peachtree Corners, GA 30092

February 22, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Findit, Inc.

Preliminary Information Statement on Schedule 14C

Filed February 7, 2023

File No. 000-56345

Dear Sir or Madam:

Pursuant to your comment letter dated February 17, 2023, please note the following:

Preliminary Information Statement on Schedule 14C

Cautionary Statement Regarding Forward-Looking Statements

1.               Please remove your references here to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As an issuer of penny stock you do not appear to be eligible to rely on the safe harbors provided by this statute. Please revise your filing accordingly.

References to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 have been removed. The revised language is as follows:

Any statements in this Information Statement regarding the Charter Amendment, the Merger, the expected timetable for completing the Merger, future financial and operating results, future capital structure and liquidity, benefits and synergies of the Merger, future opportunities for the combined company, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the Board or management of the Company constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets,” and their variants and other similar expressions) are intended to identify forward-looking statements.

Amendment to the Articles of Incorporation Purpose and Reasons for the Share Increase

2. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock. Also, please discuss the possible anti-takeover effects of creating a significant number of newly available authorized shares of common stock on a percentage basis.

The following language has been added.

The Company presently does not have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.

The increase in the authorized common shares may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. Under the Articles, the Company’s board of directors has the power to issue any or all of the shares of the Company’s capital stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval.

Information Incorporated by Reference

3. We note that you have incorporated by reference the information required by Item 14 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e)(1) to Schedule 14A. As Form S-4 allows incorporation by reference where a company meets the requirements of Form S-3 and you appear ineligible to use Form S-3 please revise the information statement to include the information required by Item 14.

The information required by Item 14 has been included specifically beginning on page 51 and throughout the document as appropriate.

General

Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. You state in your letter to shareholders that 78.14% of stockholders executed a written consent. However, the beneficial ownership table in your Schedule 14C only accounts for 43.1% of your common stock. Therefore, it appears that some of the consenting shareholders hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder’s relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule 14A.

The Company has three classes of stock with voting rights. Common Stock has one vote per share, Series A preferred stock has 2,500 votes per share and Series B preferred stock has 1,000 votes per share.

The language has been revised to accurately reflect that Principal Stockholders held Voting Securities representing approximately 78.14% of the voting power of all outstanding shares of Common Stock, Series A preferred stock and Series B preferred stock.

We note that you intend to effect a 1-for-25 reverse stock split of your issued and outstanding shares and that this corporate action will have the effect of creating a significant amount of newly available authorized shares of common stock relative to shares of outstanding stock. Please revise your disclosure to clearly reflect the impact the reverse stock split will have on your ability to issue new shares and potentially severely dilute the interests of existing shareholders as well as how you intend to treat fractional shares.

The disclosure has been revised as follows to clearly reflect the impact the reverse stock split will have on your ability to issue new shares and potentially severely dilute the interests of existing shareholders as well as how you intend to treat fractional shares.

REVERSE STOCK SPLIT

As soon as practicable, the Company intends to implement up to a 1 for 25 reverse split of the Company’s common and preferred stock to improve the Company’s ability to attract institutional investors and analysts as well as to graduate to a senior exchange (OTCQB, NASDAQ).

No fractional shares will be issued as a result of the up toa 1 for 25 reverse stock split. The common and preferred shares will be rounded up.

The reverse stock split will reduce the issued and outstanding common and preferred shares. As a result, there will be more available common and preferred shares for issuance. Although the Company does not have any plans, proposals or arrangements to issue any of the newly available authorized common or preferred shares for any purpose, including future acquisitions and/or financings, further issuances could potentially severely dilute the interests of existing shareholders.

Sincerely,

Findit, Inc.

 /s/ Thomas Powers

By: Thomas Powers, Chief Executive Officer